Mail Stop 3720

May 29, 2007

Mr. Philip M. Cohen
President and Chief Executive Officer
Medical Media Television, Inc.
8406 Benjamin Road
Suite C
Tampa, FL 33634

> **RE: Medical Media Television, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **File No. 333-105840**

Dear Mr. Cohen:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                                Sincerely,

                                                Larry Spirgel
                                                Assistant Director